Mail Stop 6010

November 15, 2006

VIA U.S. MAIL AND FACSIMILE (309-675-4010)

Mr. David Burritt
Vice President and Chief Financial Officer
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

      Re: Caterpillar Inc.
             Amendment No. 1 to Form 10-K for the Fiscal Year Ended
              December 31, 2005
             Filed May 31, 2006
             Form 10-Q for the Quarterly Period Ended September 30, 2006
             File No. 001-00768

Dear Mr. Burritt:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements and Notes, page A-5

Note C. Sales and revenue recognition, page A-9

1.   With respect to your accounting policies related to financial products, we note that you record lease revenues "in the period earned." Please tell us and disclose in future filings when the revenues are earned.

2.   We note from your disclosure on page A-11 that your more significant estimates include post-sale discounts. We note from page A-15 that the amount of accrued post sale discounts was $62 million, $51 million, and $39 million as of December 31, 2005, 2004, and 2003. On page A-53 you disclose that you "extend numerous merchandising programs that provide discounts to dealers as products are sold to end users." You also disclose that "[t]he reserve is determined based on historical data adjusted for known changes in merchandising programs" and "[d]iscounts paid may differ from those estimated."

·   Please tell us and disclose in future filings the nature of your contingencies related to revenue recognition such as the post-sale discounts.
·   Please tell us and disclose in future filings the accounting treatments for the contingencies and any significant assumptions, material changes, and reasonably likely uncertainties.
·   Please discuss your consideration of the merchandising programs and when your price to the buyer becomes fixed and determinable for purposes of revenue recognition as discussed in SAB Topic 13.
·   Please tell us whether you actually track whether your estimates have been reliable and whether there have historically been any material differences from the post sale discounts reserved and those actually paid.

Note 12. Intangible Assets and Goodwill, page A-19

B. Goodwill, page A-19

3.   Please expand your accounting policy in future filings to explain how you test goodwill for impairment and how you determine the amount of any impairment charge recorded. Please refer to paragraphs 19 – 21 of SFAS 142. Please also see our comment below with respect to your September 30, 2006 Form 10-Q.

4.   In future filings please include the disclosures required by paragraph 45(c) of SFAS 142 in total and for each reportable segment, or tell us why you are not required to provide additional disclosure.

Note 25. Segment Information, page A-31

5.   We note your disclosure that your current structure "uses a product, geographic matrix organization comprised of multiple profit and service center divisions." As a result, you present segments that are either product based or a combination of products and geography. You also disclose on page A-31 that the disclosures you present that are required by SFAS 131 are of "limited value to external readers." In addition, you disclose that "[d]ue to Caterpillar's high level of integration and [y]our concern that segment disclosures based on SFAS 131 requirements have limited value to external readers, [you] are continuing to disclose financial results for [y]our three principal lines of business (Machinery, Engines and Financial Products) in [y]our Management's Discussion and Analysis on page A-38." The basic objective of SFAS 131, as stated in paragraph 3, is to "provide information about the different types of business activities" that you engage in and "the different economic environments" in which you operate to help users of your financial statements better understand your performance, better assess your prospects for future net cash flows and make more informed judgments about your company as a whole. Given your statements, please tell us why the information presented meets the basic objectives and principles of SFAS 131 in paragraphs 3 – 8 thereof. Please also tell us how you applied paragraphs 10 -16 in determining your operating segments. Finally, please discuss how you considered Item 303 of Regulation S-K and FRC 501.06 in determining the appropriate presentation of segment information in your MD&A.

6.   We note that you present a segment titled "All Other" which includes various activities. Please respond to the following comments:

·   Please tell us what operating segments you included in this category and why, with reference to the applicable paragraph you relied upon under SFAS 131. For example, if applicable, discuss whether and how you applied paragraph 17 in aggregating the operating segments in this group and how each of the segments met the criteria in that paragraph. Or, if applicable, tell us in sufficient detail how you applied paragraph 19 when combining information about the operating segments.
·   Please clarify your disclosure in future filings to disclose the basis for combining the segments in the "All Other" category.
·   Please also tell us how your current disclosures meet the requirements of paragraph 21 of FSAS 131.

7.   If revenues and sales to external customers attributed to an individual foreign country is material, then please disclose those revenues separately in future filings consistent with paragraph 38(a) of SFAS 131.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Note 7. Intangible Assets and Goodwill, page 15

B. Goodwill, page 16

8.   Based upon your disclosure in note 12 of your December 31, 2005 Form 10-K and the discussion of your goodwill impairment on page 16 of your September 30, 2006 Form 10-Q, it is not clear whether you calculate the amount of the goodwill impairment charge based upon the implied fair value of the goodwill. That is, your disclosure only appears to refer to the first part of the impairment test which compares the fair value of a reporting unit with its carrying amount, including goodwill. Please respond to the following:

·   Please tell us how you determined the amount of your goodwill impairment in the first quarter of 2006. That is, tell us how you determined the implied fair value of the goodwill and whether the amount of the impairment represents the excess of the carrying amount of that goodwill over its implied fair value. Please see paragraphs 20 – 21 of SFAS 142.

· Please tell us how you considered paragraph 29 of SFAS 142 and SFAS 144 in determining the amount of impairment losses related to the reporting unit.

· Please tell us and disclose in future filings, the facts and circumstances leading to the impairment consistent with paragraph 47(a) of SFAS 142. We note your disclosure on page 16 that the "business outlook" required the impairment evaluation. Please also include a discussion of the facts and circumstances leading to the impairment in MD&A, or tell us why you are not required to provide additional disclosure.

Note 14. Acquisitions, page 25

9.   We note that you include remanufacturing of Caterpillar engines and components and remanufacturing services for other companies within the "All Other" segment. We also note that you acquired Progress Rail Services, a remanufacturer of locomotive and railcar products and services for $1.0 billion in May 2006. You disclose that the acquisition "is a strong fit with [y]our strategic direction and will leverage Caterpillar's remanufacturing capabilities." Please tell us the nature of the products and/or services that you provide as a remanufacturer. Discuss the significant terms of your agreements with customers. Tell us how you record revenues from remanufacturing and discuss the underlying accounting literature upon which you relied and how you applied that literature to your facts and circumstances. We note from your May 19, 2006 Form 8-K that in some cases you record "the value of the entire product" as revenue and in other cases you record "the value of the service." Please tell us in sufficient detail about each of your revenue recognition methods and your analysis of why each method is appropriate for each set of facts and circumstances.

As appropriate, please revise future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3676 if you have any questions regarding these comments.

Sincerely,

Brian Cascio
Accounting Branch Chief